UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D (Amendment No. 1)* Under the Securities Exchange Act of 1934

Viracta Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

92765F108
(CUSIP Number)

aMoon Growth Fund Limited Partnership
aMoon-VRCT SPV Limited Partnership
aMoon Growth Fund G.P. Limited Partnership
aMoon General Partner Ltd.
Dr. Yair C. Schindel

34 Yerushalaim Rd, Beit Gamla, 6th Floor
Ra’anana, 4350110, Israel
Telephone: +972.73.398.9560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.   ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	92765F108
1.	Names of Reporting Persons aMoon Growth Fund Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 5,359,372
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 5,359,372
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,359,372
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 14.03% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 38,197,345 shares of Common Stock outstanding as of November 1, 2022, as reported by the Issuer to the SEC on Form 10-Q on November 10, 2022.

CUSIP No.	92765F108
1.	Names of Reporting Persons aMoon-VRCT SPV Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,032,865
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,032,865
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,032,865
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 5.32% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 38,197,345 shares of Common Stock outstanding as of November 1, 2022, as reported by the Issuer to the SEC on Form 10-Q on November 10, 2022.

CUSIP No.	92765F108
1.	Names of Reporting Persons aMoon Growth Fund G.P. Limited Partnership
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,392,237
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,392,237
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,392,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.35% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 38,197,345 shares of Common Stock outstanding as of November 1, 2022, as reported by the Issuer to the SEC on Form 10-Q on November 10, 2022.

CUSIP No.	92765F108
1.	Names of Reporting Persons aMoon General Partner Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,392,237
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,392,237
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,392,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.35% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)	Based on 38,197,345 shares of Common Stock outstanding as of November 1, 2022, as reported by the Issuer to the SEC on Form 10-Q on November 10, 2022.

CUSIP No.	92765F108
1.	Names of Reporting Persons Dr. Yair C. Schindel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 7,392,237
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 7,392,237
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,392,237
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.35% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Based on 38,197,345 shares of Common Stock outstanding as of November 1, 2022, as reported by the Issuer to the SEC on Form 10-Q on November 10, 2022.

The undersigned, aMoon Growth Fund Limited Partnership (fka aMoon 2 Fund Limited Partnership), a Cayman Islands exempted limited partnership (“aMoon”), aMoon-VRCT SPV Limited Partnership, a Cayman Islands exempted limited partnership (“aMoon Co-Investment”), aMoon Growth Fund G.P. Limited Partnership, an Israeli limited partnership (“aMoon G.P.”), aMoon General Partner Ltd., an Israeli company (“aMoon Ltd.”), and Dr. Yair C. Schindel (“Schindel”) (collectively, the “Reporting Persons”), hereby file this Amendment No. 1 to Schedule 13D (the “Amendment”), which amends the Schedule 13D originally filed on March 2, 2021 by the Reporting Persons with the Securities and Exchange Commission (the “SEC”), with respect to the common stock, par value $0.0001 per share (the “Common Stock”), of Viracta Therapeutics, Inc., a Delaware corporation (the “Issuer”).  The Amendment amends and supplements Items 5 and 6 of the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) and (b)

As of the date of this Amendment, (i) aMoon holds 5,359,372 shares of Common Stock, constituting approximately 14.03% of the issued and outstanding shares of Common Stock, and (ii) aMoon Co-Investment holds 2,032,865 shares of Common Stock, constituting approximately 5.32% of the issued and outstanding shares of Common Stock.

aMoon G.P. is the sole general partner of aMoon and aMoon Co-Investment, pursuant to the terms of the limited partnership agreements of aMoon and aMoon Co-Investment.  aMoon Ltd. is the sole general partner of aMoon G.P, pursuant to the terms of the limited liability company agreement of aMoon G.P. Schindel is the sole shareholder of aMoon Ltd.

By virtue of such relationships, aMoon G.P., aMoon Ltd. and Schindel may be deemed to have shared voting and investment power with respect to the 7,392,237 shares of Common Stock held by aMoon and aMoon Co-Investment, constituting approximately 19.35% of the issued and outstanding shares of Common Stock.

Schindel, as sole shareholder of aMoon Ltd., exercises investment and voting power of aMoon G.P.  Schindel disclaims beneficial ownership of the shares of Common Stock held by aMoon, aMoon Co-Investment, aMoon G.P. and aMoon Ltd., except to the extent of his pecuniary interest therein, if any.

(c)

There have been no transactions in the shares of Common Stock effected by the Reporting Persons during the last 60 days.

(d)

To the best knowledge of the Reporting Persons, none of the Reporting Persons has or knows any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

Gur Roshwalb, M.D., Partner at aMoon, ceased to be a member of the board of directors of the Issuer on June 8, 2022.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

AMOON GROWTH FUND LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON CO-INVESTMENT VRCT-SPV, LIMITED PARTNERSHIP BY: AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP, ITS GENERAL PARTNER BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GROWTH FUND G.P. LIMITED PARTNERSHIP BY: AMOON GENERAL PARTNER LTD., ITS GENERAL PARTNER
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

AMOON GENERAL PARTNER LTD.
By:	/s/ Dr. Yair C. Schindel
	Name: Title:	Dr. Yair C. Schindel Director

DR. YAIR C. SCHINDEL
By:	/s/ Dr. Yair C. Schindel